News Release	AMEX, TSX Symbol: NG

New High-Grade Drill Results from Ambler VMS Project, Alaska

29 November 2005 – Vancouver NovaGold Resources Inc. (AMEX, TSX: NG)

Highlights

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Final assay results have been received from the 2005 Ambler Project drill program targeted at extending mineralization at the Arctic poly-metallic volcanogenic massive sulfide (VMS) deposit. The most notable drill holes include:

	o	Drill Hole AR05-93 which intersected 3 massive sulfide intervals totaling 21.0 meters of 7.4% copper equivalent (CuEq) including:
		•	5.7 meters of 3.1% Cu, 0.58 g/t Au, 44.3 g/t Ag, 0.6% Pb and 4.9% Zn or 6.5% copper equivalent;
		•	5.4 meters of 4.4% Cu, 0.30 g/t Au, 40.1 g/t Ag, 0.8% Pb and 6.1% Zn or 8.4% copper equivalent; and
		•	9.9 meters of 4.8% Cu, 0.87 g/t Au, 54.5 g/t Ag, 0.1% Pb and 3.3% Zn or 7.5% copper equivalent.
	o	Drill Hole AR05-97 which intersected 4 massive sulfide intervals totaling 15.1 meters of 9.1% copper equivalent (CuEq) including:
		•	8.7 meters of 3.5% Cu, 0.47 g/t Au, 53.2 g/t Ag, 1.2% Pb and 5.9% Zn or 7.7% copper equivalent; and
		•	4.4 meters of 5.7% Cu, 0.63 g/t Au, 58.2 g/t Ag, 0.1% Pb, and 2.1% Zn or 7.7% copper equivalent.
•	Results from the 9 hole program confirm additional high-grade copper and precious metal mineralization along the southeast margin of the Arctic deposit.
•	A new three dimensional model of the Arctic deposit is currently being constructed in anticipation of an updated resource and preliminary economic assessment study in 2006.
•	Ongoing exploration has identified a major EM geophysical anomaly of similar magnitude and intensity as the Arctic EM geophysical anomaly. Drill testing of this target planned for 2006 program.
•	Claim holdings significantly expanded in the Ambler district to 378 square kilometers.

Drilling Expands Arctic Deposit

NovaGold Resources is pleased to announce drill results from its 2005 diamond drill program at the Company's Ambler project located in northwestern Alaska. Exploration in 2005 continued to focus on verification of the historic resource and extension of mineralization along the southern and eastern margins of the lower fold limb of the Arctic deposit.

The Arctic poly-metallic VMS deposit, the focus of 2005 drilling has an historic Inferred Resource of 36.3 million tonnes of 4.0% copper, 5.5% zinc, 0.8% lead, 0.7 g/t gold and 54.9 g/t silver or 8.0% copper equivalent. Contained metals in the resource total 3.2 billion pounds of copper, 4.2 billion pounds of zinc, 640 million pounds of lead, 817,000 ounces of gold and 62.1 million ounces of silver. The historical estimate was based on 70 wide-spaced drill holes as reported by the Alaska Division of Geological and Geophysical Surveys. The resources referred to above are historical in nature and were complied prior to NI 43-101. NovaGold cannot verify the resource and the resource may not be in compliance with the current standards. NovaGold believes that these historic results provide an indication of the potential of the property and are relevant to ongoing exploration.

NovaGold modeling of the Arctic deposit after the 2004 field season showed that mineralization consisted of at least two extensive and continuous ore horizons along both limbs of a relatively flat-lying fold opening to the southeast. The mineralized horizons in the upper limb of the fold are exposed at surface just below a ridge on the east side of the deposit and roughly parallels the surface topography dipping to the west at approximately

150 meters depth. Mineralization along the lower limb of the fold remains open and was the focus of 2005 drilling. Drilling in 2005 totaled just over 3000 meters in 9 holes and has extended known mineralization along the southern and eastern edges of the deposit.

Drill holes of special note which intercepted the lower limb including: AR05-93 which intersected 9.9 meters of 4.8% Cu, 0.87 g/t Au, 54.5 g/t Ag 0.1% Pb, and 3.3% Zn or 7.5% copper equivalent; and AR05-97 which intersected 4.4 meters of 5.6% Cu, 0.63 g/t Au, 58.2 g/t Ag, 0.1% Pb, and 2.1% Zn or 7.7% copper equivalent. Table 1 attached at the end of this release summarizes all significant intervals from the 2005 drill program.

District Exploration

The Arctic deposit is one of several volcanogenic massive sulfide (VMS) deposits occurring on the Ambler Property. The Ambler VMS belt has been largely unexplored since the early 1980's and the Company feels there is excellent potential to both expand the existing resources at the Arctic deposit, as well as identify new high quality targets along the 40 kilometers of favorable volcanic-sedimentary stratigraphy in the district.

Exploration in 2005 began systematically evaluating all existing data and extending mapping, sampling and geophysics away from the known mineralization at the Arctic deposit. Reinterpretation of a detailed airborne EM and magnetic survey in conjunction with detailed mapping and subsequent follow-up with ground geophysics in 2005 has identified a significant EM geophysical anomaly of similar magnitude and intensity as the Arctic deposit EM geophysical anomaly. The anomaly lies roughly 3 km west of the Arctic deposit in the same stratigraphic position as the mineralization defined at Arctic and other known deposits in the district and will be a focus of the 2006 exploration program.

A plan map of the new EM geophysical target, Arctic deposit drill hole locations and schematic cross-section is available on the Company's website at www.novagold.net.

In light of the success of the 2005 district exploration, NovaGold has greatly expanded its claim holdings in the Ambler district. NovaGold has acquired 381 additional State of Alaska mining claims totaling 57,000 acres (23,000 hectares) and bringing its total land holdings in the Ambler district to over 92,500 acres (37,500 hectares) or approximately 144 square miles. The Arctic deposit itself is covered by 17 patented federal mining claims.

The 2005 exploration program and sampling protocol were under the direction and oversight of qualified person Jerry Zieg, Senior Project Geologist for NovaGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada or Reno, Nevada.

About the Ambler Project

The Ambler Project is located approximately 170 miles east of Kotzebue, Alaska in the Kobuk River area of northwestern Alaska. NovaGold is acquiring a 51% interest in the Ambler property, which contains all the currently reported resources, through an option agreement with subsidiaries of Rio Tinto plc. Under the terms of the agreement, NovaGold can earn a 51% interest by matching historic expenditures on the property totaling US$20 million before 2016. During the first five years of the agreement NovaGold must spend a minimum of US$5 million on exploration and development work and obtain memoranda of understanding with landowners in the region necessary to provide access for mine development. During the second phase of the agreement NovaGold must spend the balance of the earn-in funds (to total US$20 million) and complete a pre-Feasibility Study resulting in a positive rate of return. NovaGold is manager of the project through to the completion of a final positive Feasibility Study at which time Rio Tinto has a one-time option to acquire an extra 2% interest in the project, and take over management of construction and operation of the mine by making a payment to NovaGold equivalent to 4% of the project’s Net Present Value.

Table 1. 2005 Ambler Project – Arctic Deposit Significant Drill Hole Intercepts

										Copper
Drill Hole	From	To	Width	Width	Gold	Silver	Copper	Lead	Zinc	Equiv
Number	M	M	M	Feet	g/t	g/t	%	%	%	%
AR05-0089	230.0	241.0	11.0	36.1	0.12	22.3	1.44	0.98	3.70	3.94
AR05-0090	228.0	237.5	9.5	31.2	0.15	24.6	1.46	0.51	1.72	2.83
AR05-0091	267.0	268.5	1.5	4.9	0.04	11.8	1.78	0.31	4.99	4.53
AR05-0092	130.0	135.5	5.5	18.1	0.43	37.8	2.74	0.72	5.28	6.26
	140.6	145.7	5.1	16.7	0.57	61.6	5.34	1.21	10.13	11.77
Total			10.6	34.8	0.50	49.2	3.99	0.96	7.60	8.90
AR05-0093	132.0	137.7	5.7	18.7	0.58	44.3	3.07	0.64	4.91	6.52
	142.6	148.0	5.4	17.7	0.30	40.7	4.44	0.79	6.13	8.36
	245.8	255.7	9.9	32.4	0.87	54.5	4.77	0.10	3.31	7.48
Total			21.0	68.8	0.64	48.1	4.22	0.42	4.47	7.44
AR05-0094	81.0	89.0	8.0	26.2	0.33	37.6	3.80	0.29	2.47	5.69
	425.0	426.0	1.0	9.8	0.07	38.2	0.85	1.20	6.83	5.11
Total			9.0	29.5	0.30	37.7	3.47	0.39	2.96	5.62
AR05-0095	106.9	114.7	7.9	25.8	0.25	45.8	3.27	0.80	5.48	6.88
	152.8	157.3	4.4	14.5	0.17	50.1	7.74	0.64	6.09	11.59
	240.0	242.1	2.1	6.8	0.35	51.5	2.44	0.03	0.13	3.19
Total			14.4	47.1	0.24	48.0	4.53	0.64	4.90	7.80
AR05-0097	109.8	118.5	8.7	28.5	0.47	53.2	3.52	1.16	5.91	7.68
	135.9	136.8	0.9	3.0	0.17	34.3	7.20	0.06	7.34	11.30
	160.4	161.5	1.1	3.6	0.44	198.0	17.95	1.60	9.91	25.56
	242.5	246.9	4.4	14.4	0.63	58.2	5.67	0.13	2.07	7.65
Total			15.1	49.5	0.49	63.7	5.39	0.82	5.15	9.15

Note: (1) Gold and Copper equivalent calculations use metal prices of US$375/oz for gold, US$5.50/oz for silver US$0.90/lb for copper, US$0.45/lb for zinc, and US$0.35/lb for lead. Copper equivalent calculations reflect gross metal content and have not been adjusted for metallurgical recoveries. True widths have not been determined for the above intercepts but are believed to be representative of actual drill thicknesses.

About NovaGold

NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek gold-silver-copper project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold has 72.9 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at www.novagold.net.

For more information contact: (604) 669-6227 Toll Free 1-866-669-6227

Greg Johnson, Vice President	Don MacDonald, CA,
Corporate Communications and Strategic Development	Senior Vice President & CFO
E-mail: Greg.Johnson@novagold.net	E-mail: Don.MacDonald@NovaGold.net

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.